Exhibit 99.5

15 December 2017

CONSENT of QUALIFIED PERSON

I, Paul Matthews, do hereby consent to the public filing of the technical report titled National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe, prepared for Caledonia Mining Corporation Plc and dated 15 December 2017.

Yours Sincerely

___________________________

Paul Matthews

Mineral Resource Manager

Caledonia Mining South Africa Proprietary Limited